                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                 SCHEDULE 14D-1
             Tender Offer Statement Pursuant to Section 14(d)(1) of
                      The Securities Exchange Act of 1934
                               (Amendment No. 3)
                           COMMUNICATION CABLE, INC.
                           (Name of Subject Company)
                           KUHLMAN ACQUISITION CORP.
                              KUHLMAN CORPORATION
                                   (Bidders)
                    Common Stock, Par Value $1.00 Per Share
                         (Title of Class of Securities)
                                  203378 10 4
                     (CUSIP Number of Class of Securities)
                             Robert S. Jepson, Jr.
                      Chairman and Chief Executive Officer
                           Kuhlman Acquisition Corp.
                              Kuhlman Corporation
                           3 Skidaway Village Square
                            Savannah, Georgia 31411
                           Telephone: (912) 598-7809
                      (Name, Address and Telephone Number
                  of Person Authorized to Receive Notices and
                      Communications on Behalf of Bidder)
                                With copies to:

                   Richard A. Walker, Esq.                                         Patrick Daugherty, Esq.
                       General Counsel                                              Daniel J. Fritze, Esq.
                     Kuhlman Corporation                                  Nelson Mullins Riley & Scarborough, L.L.P.
                  3 Skidaway Village Square                                         100 North Tryon Street
                   Savannah, Georgia 31411                                   Charlotte, North Carolina 28202-4000
                  Telephone: (912) 598-7809                                       Telephone: (704) 417-3101

                           CALCULATION OF FILING FEE
[CAPTION]
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
            TRANSACTION VALUATION (1)                            AMOUNT OF FILING FEE (2)
                   $40,107,186                                            $8,022
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(1) The transaction valuation was calculated in accordance with Rule 0-11(d) as the product of 2,864,799 shares at $14.00 per share.
(2) The filing fee was calculated in accordance with Rule 0-11(d) as one-fiftieth of one percent of the aggregate amount of cash offered, rounded upward to the nearest whole dollar. Of the $8,022 amount shown in the table,
    $5,998 was paid on November 29, 1995 incident to the filing of the original
    Schedule 14D-1. The remaining $2,024 is being paid pursuant to standard lockbox procedures.
[ ] Check box if any part of the fee is offset as provided in Rule 0-11(a)(2)
and identify the filing with which the offsetting fee was previously paid.
Identify the previous filing by registration statement number, or the Form or
Schedule and the date of its filing.
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
Amount Previously Paid:                                         Filing Party:
Form or Registration No.:                                       Date Filed:
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
          CUSIP No. 203378 10 4                               14D-1
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
        1    Names of Reporting Persons/S.S. or I.R.S. Identification Nos. of Above Persons:
             Kuhlman Acquisition Corp.                     58-2132248
        2    Check the Appropriate Box if a Member of a Group
             (a) [x]
             (b) [ ]
        3    SEC use only
        4    Source of funds:
             AF, BK
        5    [ ] Check Box if Disclosure of Legal Proceedings is Required Pursuant to Item 2(e) or 2(f)
        6    Citizenship or Place of Organization:
             North Carolina
        7    Aggregate Amount Beneficially Owned by Each Reporting Person:
             315,703 shares
        8    [ ] Check Box if the Aggregate Amount in Row (7) Excludes Certain Shares
        9    Percent of Class Represented by Amount in Row (7):
             12.0% of all shares assumed to be outstanding (9.9% assuming exercise of all options stated by the Company to be outstanding)
       10    Type of Reporting Person:
             CO

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
          CUSIP No. 203378 10 4                               14D-1

        1    Names of Reporting Persons/S.S. or I.R.S. Identification Nos. of Above Persons:
             Kuhlman Corporation                     58-2058047
        2    Check the Appropriate Box if a Member of a Group
             (a) [x]
             (b) [ ]
        3    SEC use only
        4    Source of funds:
             WC, BK
        5    [ ] Check Box if Disclosure of Legal Proceedings is Required Pursuant to Item 2(e) or 2(f)
        6    Citizenship or Place of Organization:
             Delaware
        7    Aggregate Amount Beneficially Owned by Each Reporting Person:
             315,703 shares
        8    [ ] Check Box if the Aggregate Amount in Row (7) Excludes Certain Shares
        9    Percent of Class Represented by Amount in Row (7):
             12.0% of all shares assumed to be outstanding (9.9% assuming exercise of all options stated by the Company to be outstanding)
       10    Type of Reporting Person:
             CO

     Kuhlman Acquisition Corp. (the "Purchaser") and Kuhlman Corporation ("Kuhlman") hereby amend their Tender Offer Statement on Schedule 14D-1 (the "Statement"), originally filed on November 29, 1995, and subsequently amended on January 4, 1996 and January 17, 1996, with respect to the Purchaser's offer to purchase any and all outstanding shares of common stock, par value $1.00 per share, of Communication Cable, Inc. (the "Company"). Capitalized terms not defined herein have the meanings assigned to them in the Statement.
ITEM 1. SECURITY AND SUBJECT COMPANY.
     The information contained in the introduction to the Supplement dated January 23, 1996 to Offer to Purchase dated November 29, 1995 (the "Supplement"), a copy of which is attached hereto as Exhibit (a)(13), is incorporated herein by reference, as is the information under the caption "Amended Terms of the Offer; Number of Shares" at Section 1 of the Supplement and the information under the caption "Market for Common Stock" at Section 3 of the Supplement.
ITEM 3. PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY. The information under the captions "Background of the Offer; Contacts with the Company" at Section 5 of the Supplement and "The Stock Option Agreement" at
Section 6 of the Supplement is incorporated herein by reference.
     On the afternoon of January 22, 1996, Kuhlman issued a press release pertaining to the Offer. A copy of such press release is attached hereto as Exhibit (a)(12) and is incorporated herein by reference.
ITEM 4. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
     The information under the caption "Source and Amount of Funds" at Section 7 of the Supplement is incorporated herein by reference.
ITEM 5. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.
     See Item 3.
ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.
     See Item 3.
ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.
     See Item 3.
ITEM 10. ADDITIONAL INFORMATION.
     Reference is made to the Supplement, a copy of which is attached as Exhibit
(a)(13) hereto, and which is incorporated herein in its entirety by reference.
ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.
     (a)(12) Press Release dated January 22, 1996
     (a)(13) Supplement dated January 23, 1996 to Offer to Purchase dated November 29, 1995
     (a)(14) Instruction Sheet

                                   SIGNATURE
     After due inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.
Date: January 23, 1996
                                         KUHLMAN ACQUISITION CORP.
                                         BY /S/ ROBERT S. JEPSON, JR.
                                           ROBERT S. JEPSON, JR.
                                           CHAIRMAN AND CHIEF EXECUTIVE OFFICER
                                         KUHLMAN CORPORATION
                                         BY /S/ ROBERT S. JEPSON, JR.
                                           ROBERT S. JEPSON, JR.
                                           CHAIRMAN AND CHIEF EXECUTIVE OFFICER

                                 EXHIBIT INDEX

EXHIBIT NO.                        DESCRIPTION
(a)(12)       Press Release dated January 22, 1996
(a)(13)       Supplement dated January 23, 1996 to Offer to Purchase
              dated November 29, 1995
(a)(14)       Instruction Sheet
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